UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HealthSpring, Inc.
(Name of Issuer)
Common Stock, $ 0.01 par value
(Title of Class of Securities)
42224N 10 1
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	42224N 10 1

1	NAMES OF REPORTING PERSONS Herbert A. Fritch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,343,090 (1)(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,343,090 (1)(2)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,343,090 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%(3)

12	TYPE OF REPORTING PERSON

IN

Page 2 of 5 Pages

CUSIP NO.	42224N 10 1

Item 1(a). Name of Issuer:	HealthSpring, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:	9009 Carothers Parkway Suite 501 Franklin, TN 37067

Item 2(a). Name of Person Filing:	Herbert A. Fritch

Item 2(b). Address of Principal Business Office or, if none, Residence:	9009 Carothers Parkway Suite 501 Franklin, TN 37067

Item 2(c). Organization/Citizenship:	United States of America

Item 2(d). Title of Class Of Securities:	Common Stock, $0.01 par value

Item 2(e). CUSIP Number:	42224N 10 1

Item 3. Inapplicable.

Item 4. Ownership.

Total Shares
of
	Common							Sole		Shared
	Stock		Percent		Sole		Shared	Power		Power
	Beneficially		of		Voting		Voting	to		to
Person	Owned		Class		Power		Power	Dispose		Dispose
Herbert A. Fritch	3,343,090	(1)(2)	5.8	%(3)	3,343,090	(1)(2)	0	3,343,090	(1)(2)	0

(1)	Includes an option to purchase 100,000 shares of Common Stock, which is currently exercisable, and 30,000 shares of restricted stock.

(2)	The reporting person has granted a security interest in 3,110,452 shares directly owned by him to a financial institution as collateral for a line of credit.

(3)	Based on 57,571,089 shares of Common Stock outstanding as of February 8, 2010, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009.
Item 5. Ownership of Five Percent or Less of a Class.
Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable

Page 3 of 5 Pages

CUSIP NO.	42224N 10 1
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable
Item 8. Identification and Classification of Members of the Group.
Inapplicable
Item 9. Notice of Dissolution of Group.
Inapplicable
Item 10. Certifications.
Inapplicable

Page 4 of 5 Pages

CUSIP NO.	42224N 10 1
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

/s/ Herbert A. Fritch

(Signature)

Herbert A. Fritch

Page 5 of 5 Pages